FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION
Corporate Taxpayer s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY
THE FISCAL COUNCIL ON OCTOBER 23, 2010

1. DATE, TIME AND PLACE: On the twenty-three days of October 2010, at 2:00 p.m., at the headquarters of Companhia Brasileira de Distribuição ( Company ), in the city Capital of the State of São Paulo, at Avenida Brigadeiro Luís Antonio, nº 3.142.

2. MEETING BOARD: Chairman: Fernando Maida Dall Acqua; Secretary: Renata Catelan P. Rodrigues.

3. CALL NOTICE AND ATTENDANCE: Fernando Maida Dall Acqua, Mario Probst and Oswaldo Orsolin. The managers of the Company were also present at the meeting, as well as representatives of Ernst Young Auditores Independentes, Magalhães Andrade S/S Auditores Independentes and PricewaterhouseCoopers Corporate Finance & Recovery Ltda.

4. AGENDA: (i) Appreciate the following accounting assessment reports on the property and credits to be granted by the Company to the capital stock of Globex Utilidades S.A. ( Globex ): (a) accounting assessment report on the net assets of the durable-goods retail business related to Extra-Eletro stores; and (b) accounting assessment report on the securities and credits held by the Company; and (ii) Appreciate the assessment report on the net assets of the durable-goods electronic commerce business conducted by Extra.com, to be granted to Pontofrio.com Comércio Eletrônico S.A. ( PF.com ).

5. RESOLUTIONS: Beginning the works, the Directors examined the items on the Agenda and:

5.1. The members of this board appreciated the following accounting assessment reports on the property and credits to be granted by the Company to the capital stock of Globex, pursuant to the Management Proposal, in the amount of up to seven hundred fifty-five million, five hundred nineteen thousand eight hundred and two Brazilian Reals and forty-two cents (R$ 755,519,802.42), upon the subscription and the paying-in of new common shares to be issued by Globex:

(a) Accounting assessment report on the net assets of the durable-goods retail business related to Extra-Eletro stores, in the amount of eighty-nine million, eight hundred twenty-six thousand Brazilian Reals (R$ 89,826,000.00), prepared by Magalhães Andrade S/S Auditores Independentes (Annex 1).

(b) Accounting assessment report in the total amount of six hundred sixty-five million, six hundred ninety-three thousand eight hundred and two Brazilian Real and forty-two cents (R$ 665,693,802.42), of which (i) two hundred ninety million, one hundred thirty eight nine hundred ninety-eight Brazilian Reals and seventy-five cents (R$ 290,143,405.04) shall be in Certificates of Deposit issued by Bank of Brazil S.A. owned by the Company; and (ii) three hundred seventy-five million, five hundred fifty-four thousand eight hundred and three Brazilian Reals and twelve cents (R$ 375,550,396.83) shall be in credits held by the Company against companies controlled by the Company, prepared by Magalhães Andrade S/S Auditores Independentes (Annex 2).

5.2. Appreciated the assessment report concerning the accounting value of the net assets of the durable-goods electronic business conducted by Extra.com to be granted to the company capital of PF.com, in the amount of twenty-four million, eight hundred twenty thousand three hundred twenty-four Brazilian Reals and eleven cents (R$ 24,820,324.11), prepared by Magalhães Andrade S/S Auditores Independentes (Annex 3).

5.3. Upon conclusion of the analysis and the discussion, the members of the fiscal council issued the opinion as follows: OPINION ISSUED BY THE FISCAL COUNCIL The Fiscal Council, in compliance with the legal and corporate provisions, examined the Management Proposal and the reports submitted and included in these minutes. According to our analysis, based on the information and clarifications provided, this Fiscal Council is in favor of the forward to the Management Proposal to be approved by the Special Meeting of the Shareholders.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, October 23, 2010. Signatures: Chairman: Fernando Maida Dall Acqua; Secretary: Renata Catelan P. Rodrigues. Directors present at the meeting: Fernando Maida Dall Acqua, Mario Probst and Oswaldo Orsolin. I certify that this is a summary of the minutes drafted on the relevant book, under Paragraph 3 of Section 130 of Law no. 6,404/76.

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This is a true copy of its original.

Renata Catelan P. Rodrigues
Secretary

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 25, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.